Exhibit 12.1

The Nasdaq Stock Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

Unaudited

	Nine Months Ended September 30, 2005(1)	Year Ended December 31,
		2004(2)	2003(3)	2002	2001	2000(4)
Pre-tax income (loss) from continuing operations (less minority interest)	$76,756	$2,553	$(66,352)	$105,942	$97,542	$46,868
Add: fixed charges	12,312	11,789	19,042	18,958	9,955	2,778

Pre-tax income (loss) before fixed charges	89,068	14,342	(47,310)	124,900	107,497	49,646

Fixed charges:
Interest expense	12,236	11,484	18,555	18,488	9,777	2,778
Other	76	305	487	470	178	—

Total fixed charges	12,312	11,789	19,042	18,958	9,955	2,778

Preferred stock dividend requirements	2,506	8,354	8,279	—	—	—

Total combined fixed charges and preferred dividends	$14,818	$20,143	$27,321	$18,958	$9,955	$2,778

Ratio of earnings to fixed charges	7.23	1.22	(2.48)	6.59	10.80	17.87
Ratio of earnings to fixed charges and preferred stock dividends	6.01	0.71	(1.73)	6.59	10.80	17.87

(1)	Includes costs of $17,900 associated with Nasdaq’s 2005 cost reductions.
(2)	Includes costs of $62,600 associated with Nasdaq’s 2004 cost reductions.
(3)	Includes costs of $97,910 associated with Nasdaq’s strategic review in 2003.
(4)	Adjusted for cumulative effect in change in accounting principle of $169,046 in 2000.